                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              The Brazil Fund, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    105759104
                                    ---------
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brompton Road
                                 London SW3 1LA

                                +44 20 7823 7044

-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 20, 2004
                               ------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 8 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                                                                    Page 2 of 8 Pages

                                                      SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 105759104

-------- ---------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carrousel Fund Ltd.
-------- ---------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]   (b)[ ]

-------- ---------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
-------- ---------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
          2(e)[ ]
-------- ---------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
----------------------- ----- --------------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       ----- --------------------------------------------------------------------------------------
       OWNED BY         8      SHARED VOTING POWER
         EACH                  484,600
      REPORTING         ----- --------------------------------------------------------------------------------------
     PERSON WITH        9      SOLE DISPOSITIVE POWER
                               0
                        ----- --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               484,600
-------- ---------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          484,600
-------- ---------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
-------- ---------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.98%
-------- ---------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO; IV*
-------- ---------------------------------------------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                                                                   Page 3 of 8 Pages
                                                      SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 105759104

-------- ---------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Carrousel Fund II Limited
-------- ---------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]   (b)[ ]

-------- ---------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
-------- ---------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
          or 2(e)[ ]
-------- ---------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
----------------------- ----- --------------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       ----- --------------------------------------------------------------------------------------
       OWNED BY         8      SHARED VOTING POWER
         EACH                  485,400
      REPORTING
     PERSON WITH        ----- --------------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               0

                        ----- --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              485,400
-------- ---------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          485,400
-------- ---------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
-------- ---------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.99%
-------- ---------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO; IV*
-------- ---------------------------------------------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                                                                   Page 4 of 8 Pages

                                                      SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 105759104

-------- ---------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carrousel Capital Ltd.
-------- ---------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x}   (b)[ ]
-------- ---------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
-------- ---------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
          or 2(e)[ ]
-------- ---------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
----------------------- ----- --------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                0
        SHARES          ----- --------------------------------------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                1,430,585
         EACH           ----- --------------------------------------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
     PERSON WITH               0
                        ----- --------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               1,430,585
-------- ---------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,430,585
-------- ---------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
-------- ---------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.80%
-------- ---------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO; IA*
-------- ---------------------------------------------------------------------------------------------------------------------

* Not registered under the Investment Advisers Act of 1940.

                                                                                                    Page 5 of 8 Pages

                                                       SCHEDULE 13D

--------------------------------------- ------------------------------------- --------------------------------------
CUSIP No. 105759104

-------- ---------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Bruno Sangle-Ferriere
-------- ---------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[x]   (b)[ ]

-------- ---------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
-------- ---------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
          or 2(e)[ ]
-------- ---------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          France
----------------------- ----- --------------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       ----- --------------------------------------------------------------------------------------
       OWNED BY         8      SHARED VOTING POWER
         EACH                  1,430,585
      REPORTING
     PERSON WITH        ----- --------------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               0

                        ----- --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              1,430,585
-------- ---------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,430,585
-------- ---------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
-------- ---------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.80%
-------- ---------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
-------- ---------------------------------------------------------------------------------------------------------------------

                                                               Page 6 of 8 Pages

This Amendment No. 3 to the Statement on Schedule 13D amends Items 3, 5 and 6 of the Statement on Schedule 13D originally filed with the Securities and Exchange
Commission on April 5, 2004 and amended by Amendment No. 1 filed on May 7, 2004
(and filed on May 26, 2004 under the proper form type) and amended by Amendment
No. 2 on May 26, 2004 by The Carrousel Fund Ltd. ("Carrousel Fund I"), The
Carrousel Fund II Limited ("Carrousel Fund II"), Carrousel Capital Ltd.
("Carrousel"), and Bruno Sangle-Ferriere ("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting
Persons") with respect to the shares of common stock, $0.01 par value per share
(the "Common Stock"), of The Brazil Fund, Inc., a Maryland corporation (the
"Fund").

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety to read as follows:

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from
Carrousel Fund I's, Carrousel Fund II's and Carrousel's investment capital and funds provided by one or more discretionary accounts (the "Accounts") managed for an unaffiliated third party. The aggregate amount of the funds used to purchase all of the shares purchased by Carrousel Fund I, Carrousel II, Carousel and the Accounts is $6,307,332.62, $11,371,078, $2,960 and $12,150,108.45,
respectively.

ITEM 5.         INTERESTS IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) below are hereby amended and restated in their entirety and
Item 5(c) is hereby amended to supplement the original Item 5(c) as follows:

(a)   As of the date hereof, Carrousel and Sangle-Ferriere beneficially own: (i)
185 shares of Common Stock, which represents less than 0.01% of the issued and outstanding Common Stock; (ii) 484,600 shares of Common Stock together with
Carrousel Fund I, which represents approximately 2.98% of the issued and outstanding Common Stock; (iii) 485,400 shares of Common Stock together with
Carrousel Fund II, which represents approximately 2.99% of the issued and outstanding Common Stock; and (iv) 460,400 shares of Common Stock held in the
Accounts, which represents approximately 2.83% of the issued and outstanding shares of the Common Stock (the Accounts are terminable at any time by the unaffiliated third party). Accordingly, Carrousel and Sangle-Ferriere are, as of
the date hereof, beneficial owners of an aggregate of 1,430,585 shares of Common
Stock, constituting approximately 8.80% of the shares of Common Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.

(b)   As of the date hereof, Carrousel and Sangle-Ferriere share: (i) the power to vote and dispose of 185 shares of Common Stock; (ii) the power to vote and dispose of 484,600 shares of Common Stock with Carrousel Fund I; (iii) the power to vote and dispose of 485,400 shares of Common Stock with Carrousel Fund II;
and (iv) the power to vote and dispose of the 460,400 shares of Common Stock held in the Accounts. Accordingly, Carrousel and Sangle-Ferriere, as of the date hereof, have voting power and dispositive power over an aggregate of 1,430,585 shares of Common Stock, constituting approximately 8.80% of the shares of Common
Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in

                                                               Page 7 of 8 Pages

Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item
5(b) is incorporated by reference.

During the past 60 days, the following open market purchases of Common Stock have been made by the Accounts:

     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE            NUMBER OF SHARES OF COMMON STOCK BOUGHT            PRICE PAID/SHARE
     -------------------------------- -------------------------------------------- ----------------------------------
             August 18, 2004                             6,000                                 $24.8919
     -------------------------------- -------------------------------------------- ----------------------------------
             August 19, 2004                             3,200                                 $25.3881
     -------------------------------- -------------------------------------------- ----------------------------------
             August 20, 2004                             3,700                                 $25.3962
     -------------------------------- -------------------------------------------- ----------------------------------
             August 24, 2004                              900                                  $25.3978
     -------------------------------- -------------------------------------------- ----------------------------------
             August 25, 2004                             5,300                                 $25.5870
     -------------------------------- -------------------------------------------- ----------------------------------
            September 7, 2004                             400                                  $25.7800
     -------------------------------- -------------------------------------------- ----------------------------------
            September 8, 2004                            8,900                                 $26.0653
     -------------------------------- -------------------------------------------- ----------------------------------
           September 13, 2004                           90,000                                 $25.6000
     -------------------------------- -------------------------------------------- ----------------------------------
           September 17, 2004                           17,000                                 $26.4875
     -------------------------------- -------------------------------------------- ----------------------------------
           September 20, 2004                           125,000                                $26.9000
     -------------------------------- -------------------------------------------- ----------------------------------
           September 21, 2004                           200,000                                $26.5400
     -------------------------------- -------------------------------------------- ----------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

Item 6 is hereby amended to supplement the original Item 6 as follows:

Pursuant to that certain investment management agreement dated November 20,
2002, Carrousel manages the Accounts.

                                                               Page 8 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2004

                                         THE CARROUSEL FUND LTD.

                                         By: /s/ Bruno Sangle-Ferriere
                                             -------------------------
                                             Name:  Bruno Sangle-Ferriere
                                             Title: Attorney-in-fact

                                         THE CARROUSEL FUND II LIMITED

                                         By: /s/ Bruno Sangle-Ferriere
                                             -------------------------
                                             Name:  Bruno Sangle-Ferriere
                                             Title: Attorney-in-fact

                                         CARROUSEL CAPITAL LTD.

                                         By: /s/ Bruno Sangle-Ferriere
                                             -------------------------
                                             Name:  Bruno Sangle-Ferriere
                                             Title: Director

                                             /s/ Bruno Sangle-Ferriere
                                             -------------------------
                                             Bruno Sangle-Ferriere